VIA EDGAR

October 7, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Inessa Kessman

Re:	Skillful Craftsman Education Technology Ltd

Draft Registration Statement on Form F-1

Submitted August 13, 2019

CIK No. 0001782309

Dear Ms. Kessman:

On behalf of our client Skillful Craftsman Education Technology Ltd (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 5, 2019, regarding the Draft Registration Statement on Form F-1 submitted to the Commission on August 13, 2019 (the “Draft Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amended Draft Registration Statement (the “Amended Registration Statement”), which is being submitted to the Commission on a confidential basis contemporaneously with the submission of this response letter.

Draft Registration Statement on Form F-1

Cover Page

1.	Revise to include the "Commission legend" on the outside front cover page of the prospectus in accordance with Item 501(b)(7) of Regulation S-K.

We respectfully advise the Staff that the outside front cover page of the prospectus includes the commission legend in accordance with Item 501(b)(7) of Regulation S-K.

Ordinary Shares, page 2

2.	Where you state that you will not complete this offering unless your shares are listed on the Nasdaq, clarify your intentions not to move forward with the offering until you receive approval for listing from the Nasdaq.

In response to the Staff’s comment, we have revised disclosure on page 2 of the Registration Statement.

Ms. Inessa Kessman

October 7, 2019

Prospectus Summary, page 5

3.	Highlight the restrictions imposed by PRC law on foreign ownership of companies engaged in online value-added telecommunications business and disclose that as a result of these restrictions you do not directly own any substantive operations in China. Highlight that if your PRC VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control, and if you are unable to maintain effective control, you would not be able to continue to consolidate the VIE's financial results with your financial results. State the percentage of revenues in your consolidated financial statements that is derived from your VIE. Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary from your VIE. Confirm that you do not have unfettered access to either your PRC subsidiary’s or VIE's revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

In response to the Staff’s comment, we have added applicable additional disclosure to the section entitled Prospectus Summary of the Registration Statement. We also confirm that we do not have unfettered access to either revenues of our PRC subsidiary or variable interest entity due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. The revised disclosure can be found on page 7 of the Registration Statement.

Corporate Structure, page 7

4.	Revise to add a diagram reflecting the anticipated post-offering ownership structure of the Company, including the respective ownership percentages of purchasers of shares in this offering. Also revise your corporate structure diagram and related narrative disclosure to clarify that Wuxi Kingway and Wuxi Wandao are one and the same.

In response to the Staff’s comment, we have revised disclosure on page 7 and 60 of the Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

If we are not able to continue to attract students to register on our training platforms, our

business...will be...adversely affected, page 13

5.	Expand your disclosure here to also address the difficulties you face in converting nonpaying registered members to fee-paying members. In that respect, we note that your feepaying members constitute approximately 4.5% of total registered members as of March 31, 2019 and your disclosure that the majority of your revenue is derived from fees paid by your members.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on page 13 of the Registration Statement.

Ms. Inessa Kessman

October 7, 2019

Risks Related to Doing Business in China

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding

companies...may prevent us from using the proceeds..., page 26

6.	You disclose a series of regulatory restrictions and limitations with respect to providing funding to your PRC subsidiary through loans or capital contributions (e.g., your PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital). Quantify the extent to which you may make loans or capital contributions to your PRC subsidiaries based upon the applicable PRC restrictions.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on page 26 of the Registration Statement.

Use of Proceeds, page 47

7.	In light of the statutory limits and required regulatory approvals with respect to your ability to make loans and capital contributions to your PRC subsidiary and VIE, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiary following this offering. Also disclose, if true, that you expect the IPO proceeds to be used in the PRC in the form of RMB and, therefore, your VIE will need to convert any capital contributions or loans from U.S. dollars to RMB.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on page 47 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operation, page 54

8.	Disclose the potential impact of your plan to expand your offering of virtual experimental training programs on your ability to manage costs and operating expenses effectively.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on page 56 of the Registration Statement.

9.	Please tell us whether management uses any key performance indicators, including nonfinancial performance indicators to manage the business. To the extent management uses key performance indicators that would be material to investors, please include these disclosures in the prospectus.

We respectfully advise the Staff that our management uses a number of financial and nonfinancial key performance indicators to measure its performance and manage our business. Growth of fee-paying members, revenue and net profit are three most important indicators the management uses and growth of registered members, customer satisfaction and cost control are other KPI the management uses. We have revised the Registration Statement to disclose these KPIs and how our management measures each of these KIPs. The revised disclosure can be found on page 56 of the Registration Statement.

Ms. Inessa Kessman

October 7, 2019

Results of Operations

Year Ended March 31, 2019 as Compared to Year Ended March 31, 2018

Revenue, page 57

10.	We note your disclosure that your access to target member groups increased as a result of your cooperation agreements, which in turn resulted in your revenue increasing. Quantify the impact of these cooperation agreements with respect to your results of operations.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on page 57 of the Registration Statement.

Liquidity and Capital Resources, page 58

11.	We note your disclosure on page F-18 which states, "Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies." Please provide disclosure in your liquidity section regarding where your current cash balance is located and your ability to repatriate the cash outside of the PRC.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on page 58 of the Registration Statement.

Business

Our Strengths, page 67

12.	Explain the benefits of owning and operating your own cloud computing system as opposed to using a third party. For example, explain how operating and managing your own cloud-based system helps with expanding the scope of your training programs. Any related risks associated with managing your own platform should also be addressed in the risk factors section.

In response to the Staff’s comment, we have revised the Registration Statement to disclose the benefits and risks of owning and operating our own cloud computing system. The revised disclosure can be found on pages 15, 67 and 72 of the Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-4

13.	Please round earnings per share to the nearest cent in order to not imply a greater degree of precision than actually exists. Please make similar revisions to the per share information disclosed elsewhere within your filing such as in your Dilution disclosure and in the Summary Consolidated Financial and Operating Data.

In response to the Staff’s comment, we have rounded the earnings per share to 2 decimal places to reflect the nearest cent on pages 10 and 52 (Summary Consolidated Statements of Income data), page F-4 (Consolidated Statements of Operations and Comprehensive Income) and page 49 (Dilution).

14.	We note in the disclosure of your corporate structure on page 7 you hold a 60% ownership in Xiaofeng Gao and a 40% ownership in Lugang Hua. Please explain to us why you have not attributed any profits to non-controlling interests in your income statement.

We respectfully advise the Staff that Mr. Xiaofeng Gao and Mr. Lugang Hua are two individuals who are the shareholders of Wuxi Wangdao rather than subsidiaries. Each of Mr. Gao and Mr. Hua has entered into a series of variable interest entity agreements with our PRC subsidiary and Wuxi Wangdao through which our PRC subsidiary controls Wuxi Wangdao. As such, we do not have any non-controlling interests.

Ms. Inessa Kessman

October 7, 2019

Page5 of 6

1. Organization and basis of financial statements, page F-7

15.	On page 91 you state that, "we operate our relevant business through contractual arrangements among Craftsman Wuxi, our PRC subsidiary, Wuxi Wangdao, our variable interest entity, and the shareholders of Wuxi Wangdao." However, your financial statements never refer to "Craftsman Wuxi" or "Wuxi Wangdao." Please revise to provide consistent names of companies throughout your filing.

In response to the Staff’s comments, we have revised the Registration Statement to provide consistent names of companies throughout the filing.

16.	We note your statement on page F-8 that, "The Nominee Shareholders also agreed that, unless the contractual obligations as defined in the Equity Interest Pledge Agreements are fully performed by them or the secured debts under the Equity Interest Pledge Agreements are paid in full (whichever later), they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests." You then state, "The Equity Interest Pledge Agreements will remain binding until Kingway discharge all their obligations under the Exclusive Business Corporation Agreements at the expiration of the Exclusive Business Corporation Agreements." Please clarify and disclose the termination rights of the WFOE. Explain why the Nominee Shareholders or Kingway, the VIE, have any termination rights if the WFOE has control of the VIE.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on pages F-8 and F-9 of the Registration Statement.

17.	Please clarify in your consolidation policy disclosure your specific policies with respect to Xiaofeng Gao and Lugang Hua, and advise us accordingly.

We respectfully advise the Staff that Mr. Xiaofeng Gao and Mr. Lugang Hua are two individuals who are the shareholders of Wuxi Wangdao rather than subsidiaries. As such, we do believe that it is necessary to disclose the specific policies with respect to Xiaofeng Gao and Lugang Hua.

6. Property and equipment, net, page F-20

18.	You state that, "Server development in process represented the advance payment made to a third party." Please clarify this statement and explain why this is classified in property plant and equipment versus prepayments.

We respectfully advise the Staff that server development in process represented the advance payment made to a third party and direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. As of March 31, 2019, the server developed in progress had not been put in use and will be transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use. According to ASC 360 and relevant accounting policies, we have classified server development in process as property and equipment.

Ms. Inessa Kessman

October 7, 2019

15. Commitments and Contingencies, page F-25

19.	We note your statement on page 74 that, "Our current principal executive offices are located at our headquarters in Wuxi, Jiangsu Province, comprising 1,219 square meters, at Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC. This facility currently accommodates our management headquarters, research and development and general and administrative activities. We rent this facility from an unaffiliated third party for a monthly rent of RMB 526,660 (approximately $78,215). The lease will expire on December 31, 2019 and we do not anticipate any issue renewing such lease." However, on page F-25 you state, "On March 31, 2019, the Group had no future minimum payments under non-cancelable operating leases." Please revise accordingly.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on page F-25 of the Registration Statement.

General

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the Staff that, as of the date hereof, no written communications have been provided to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). We will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

21.	We note references to third-party research reports by iResearch, Tencent Research Institution, and Ipsos Group S.A. in the prospectus. Tell us whether you commissioned any of these reports. Additionally, please provide us with copies of the materials supporting these third-party statements, clearly cross-referencing a statement with the underlying factual support.

We respectfully advise the Staff that we did not commissioned any of these reports. We have accordingly revised the Registration Statement to such effect. The revised disclosure can be found on pages 21 and 62 of the Registration Statement.

We have supplementally provided copies of the supporting documentation for third-party statements used in the Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Xiaofeng Gao

Xiaofeng Gao

Enclosures

cc:	Richard I. Anslow

Ellenoff Grossman & Schole LLP